Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 10, 2024 in the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. ) with respect to the consolidated balance sheets of Wellchange Holdings Company Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
December 1, 2025	Certified Public Accountants
PCAOB ID No. 1171